Exhibit 99.1

NEWS RELEASE

Toronto, April 15, 2020

Franco-Nevada Provides Details on Annual Meeting and Release of Q1 Results

Franco-Nevada Corporation notes that the location of its upcoming annual meeting of shareholders (the “Meeting”) has been changed to its corporate head office at 199 Bay Street, Suite 2000, Commerce Court West, Toronto, Ontario as the original meeting venue, the TMX Broadcast Centre, is no longer available due to the COVID-19 pandemic.  The Meeting will be available through a live webcast and teleconference. Franco-Nevada is strongly encouraging registered and beneficial shareholders to vote in advance using their proxy or voting instruction form, as applicable, and to participate in the Meeting through the webcast or teleconference.  Shareholders will be able to submit questions during the Meeting through the webcast or teleconference or may submit questions in advance of the Meeting to info@franco-nevada.com.

Details on how to access the live webcast and teleconference are listed below:

Conference Call and Webcast:	May 6th at 4:00 pm ET
Dial‑in Numbers:	North American Toll Free: 1‑888‑390‑0546 Local and International: 416‑764‑8688 Conference ID: 06822739
Webcast:	www.franco‑nevada.com

The Company will continue to monitor the situation and will post any changes or updates in respect of the Meeting to the Company’s website and by press release.  We encourage shareholders to regularly check the website for updates.

Details for Upcoming Release of Q1/2020 Results

Franco-Nevada will release its Q1/2020 results on May 6, 2020 and management will host a conference call the following day, May 7, 2020 at 10:00 a.m. ET to review the results.  Interested investors are invited to participate as follows:

Q1/2020 Results Release:	May 6th after market close
Conference Call and Webcast:	May 7th 10:00 am ET
Dial‑in Numbers:	North American Toll Free: 1‑888‑390‑0546 Local and International: 416‑764‑8688
Webcast:	www.franco‑nevada.com
Replay (available until May 14th):	North American Toll Free: 1‑888‑390‑0541 Local and International: 416‑764‑8677 Pass code: 621893 #

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets.  Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies.  Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends.  It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana	Candida Hayden
Chief Financial Officer	Corporate Affairs
416-306-6303	416-306-6323
info@franco-nevada.com